UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
SCHEDULE 13E-3
Rule 13e-3 Transaction Statement under Section 13(e) of the
Securities Exchange Act of 1934

ADVANCE DISPLAY TECHNOLOGIES, INC.

(Name of the Issuer)

GSLD Holdings, Inc.
Lawrence F. DeGeorge
Estate of Gene W. Schneider
Mark L. Schneider

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

007422306 5

(CUSIP Number of Class of Securities)

James P. Martindale
42230 Zevo Drive
Temecula, California 92590
(951) 795-4446

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

S. Lee Terry, Jr., Esq.
Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500
Denver, CO 80202

W. Dean Salter, Esq.
Holme Roberts & Owens LLP
1700 Lincoln Street, Suite 4100
Denver, CO 80203-4541

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$324,672.61	$23.15

*
The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation assumes: (a) the completion of a merger in which one share of the surviving entity is exchanged for every one thousand five hundred (1,500) of the registrant’s shares, (b) the payment by the surviving entity to the shareholders of the cash value of all fractional shares remaining after the merger, except in such cases as the total payment to a given shareholder would be less than one dollar, in which case the surviving entity will pay such shareholder one dollar. The registrant has calculated that pursuant to this procedure, approximately 31,648,413 shares of the registrant would be exchanged for shares of the surviving entity and approximately 369,310 shares of the registrant would be cashed out as fractional shares, which, assuming a per-share price of $0.02 (as discussed further below), would result in a cost to the surviving company of $7,386.20. Pursuant to Rule 0-11(b)(1), the value of the securities to be acquired solely for cash shall be the amount of cash to be paid for them. After giving effect to the registrant’s intent to pay each shareholder a minimum of one dollar, the total cost to the surviving company for securities to be acquired solely for cash will be approximately $8,188.48. Pursuant to Rule 0-11(b)(2), the value of the securities of the registrant to be acquired with securities of the surviving entity shall be based upon the market value of the securities of the registrant, and, pursuant to Rule 0-11(a)(4), such market value shall be established by the average of the reported high and low prices as of a specified date within 5 business days prior to the date of the filing. As of August 12, 2010, the last date the registrant’s securities were traded prior to the filing of this Transaction Statement, the average of the reported high and low prices was $0.01. Thus, the total cost attributable to the 31,648,413 shares of the registrant to be exchanged for shares of the surviving entity would be $316,484.13 and the total cost of the transaction to the surviving entity would be $324,672.61.

**	The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Exchange Act. The fee is calculated by multiplying the transaction valuation by .00007130.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$23.15

Form or Registration No.:	Schedule 13E-3

Filing Party:	GSLD Holdings, Inc., Lawrence F. DeGeorge, Estate of Gene W. Schneider, and Mark L. Schneider.

Date Filed:	August 16, 2010

NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS

Explanatory Note	1

SIGNATURES	2

EXPLANATORY NOTE

     This Amendment No. 3 is being filed as the final amendment to the Transaction Statement on Schedule 13E-3 (the “Transaction Statement”) filed by GSLD Holdings, Inc., Lawrence F. DeGeorge, Estate of Gene W. Schneider, and Mark L. Schneider (together, the “Filing Persons”) on August 16, 2010, as amended and supplemented by Amendment No. 1 to the Transaction Statement filed on August 16, 2010, and by Amendment No. 2 to the Transaction Statement filed on September 14, 2010, in connection with the “short form” merger (the “Merger”) of GSLD Holdings, Inc. with and into Advance Display Technologies, Inc. (“ADTI”), pursuant to Section 7-111-104 of the Colorado Business Corporations Act (“CBCA”). All information set forth in this final amendment should be read in conjunction with the information contained or incorporated by reference in the Transaction Statement, as amended to-date.

     The Merger of GSLD Holdings, Inc. with and into ADTI pursuant to Section 7-111-104 of the CBCA became effective on September 23, 2010 at 5:00 p.m. Eastern Standard Time (the “Effective Date”). ADTI is the corporation surviving the Merger, and as a result of the Merger, the Filing Persons now own 90.6% of the common stock of ADTI.

     Pursuant to the terms of the Merger, one share of common stock in the surviving entity was exchanged for every one thousand five hundred (1,500) shares of ADTI common stock, and one share of preferred stock in the surviving entity was exchanged for every one thousand five hundred (1,500) shares of ADTI preferred stock. No fractional shares were issued. In lieu of any such fractional share interest, each holder otherwise entitled to receive a fractional share will instead receive cash in an amount equal to the product obtained by multiplying (i) $0.02 (which represents two hundred percent (200%) of the closing sale price of the common stock as reported on the OTCBB on August 12, 2010, the day of the last trade in ADTI stock prior to the filing of the Transaction Statement), by (ii) the number of shares of common stock or preferred stock held by such holder that would otherwise have been exchanged for such fractional share interest. In the event that a single shareholder would otherwise be entitled to a payment amount less than one dollar, such shareholder will receive one dollar.

1

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this Transaction Statement is true, complete and correct.

GSLD HOLDINGS, INC.
By:	/s/ James P. Martindale
Name:	James P. Martindale
Title:	President and Chief Executive Officer
Date:	September 23, 2010

LAWRENCE F. DEGEORGE
By:	/s/ Lawrence F. DeGeorge
Name:	Lawrence F. DeGeorge
Date:	September 23, 2010

ESTATE OF GENE W. SCHNEIDER
By:	/s/ Tina M. Wildes
Name:	Tina M. Wildes
Title:	Executor
Date:	September 23, 2010

MARK L. SCHNEIDER
By:	/s/ Mark L. Schneider
Name:	Mark L. Schneider
Date:	September 23, 2010

2